Exhibit 99(a)(5)(w)

ASX Announcement (ASX: WPL) Monday, 20 November 2006 6.30am (WST)
Media	Investors
Roger Martin W: + 61 8 9348 4591 M: +61 413 018 674 E: roger.martin@woodside.com.au	Mike Lynn W: + 61 8 9348 4283 M: + 61 439 691 592 E: mike.lynn@woodside.com.au

ATS tender offer for Energy Partners, Ltd. expires
ATS Inc., a subsidiary of Woodside Petroleum Ltd., released the attached statement in the US today in relation to its all-cash tender offer for the shares of Energy Partners, Ltd.
Woodside Petroleum Ltd., GPO Box D188, Perth, Western Australia 6000. Tel: +61 8 9348 4000
www.woodside.com.au A.B.N. 55 004 898 962

News Release
ATS TENDER OFFER FOR ENERGY PARTNERS, LTD. EXPIRES
Covington, Louisiana, November 19, 2006—ATS Inc., a subsidiary of Woodside Petroleum Ltd (ASX: WPL), Australia’s largest publicly listed oil and gas company, announced its $23 per share cash tender offer to acquire all the issued shares of Energy Partners, Ltd. (NYSE: EPL) expired at 11:59 p.m., New York City time, Friday, November 17, 2006.
At the time of expiration, several conditions to the offer, including the minimum tender condition of more than 50% of the EPL shares (including shares already owned by ATS) had not been satisfied. As such, ATS has not accepted any of the shares tendered and has instructed The Bank of New York, the depositary for the offer, to promptly return all tendered shares. In conjunction with the expiration of its offer, ATS also announced that it had also withdrawn its consent solicitation to remove the current Board of Directors of EPL and replace them with its own nominees.
Investors and EPL shareholders who have questions may contact Innisfree M&A Incorporated, the information agent for the offer. Stockholders may call toll-free: (877) 456-3427; banks and brokers may call collect: (212) 750-5833.
Media Contact: Roger Martin
Telephone: 011 61 8 9348 4591